July 26, 2019

Haiping Hu
Chief Executive Officer
Global Internet of People, Inc.
Room 208 building 1, No. 28 Houtun Road
Haidian District, Beijing
People's Republic of China

       Re: Global Internet of People, Inc.
           Draft Registration Statement on Form F-1
           Submitted June 28, 2019
           CIK No. 0001780731

Dear Mr. Hu:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted June 28, 2019

Risk Factors
"Our failure to obtain and maintain approvals, licenses or permits . . .", page
9

1. We note your disclosure that you have not obtained certain approvals, licenses and permits that may be required for some aspects of your business operations, including that you have not obtained the Audio-Visual License for providing internet audio-visual program services and content through your platform, and that you may not be eligible for the Audio-Visual License. Please disclose what steps, if any, you have taken to apply for and obtain this license. Further, please disclose any other approvals, licenses, or permits that are material to your business operations that you have not, but may be required to,
 Haiping Hu
Global Internet of People, Inc.
July 26, 2019
Page 2
         obtain, and any steps you have taken to acquire them.
Risks Relating to the Offering and the Trading Market
"There has been no public market for our Ordinary Shares . . .", page 19

2. We note your disclosure that you plan to apply for listing of your ordinary shares on the
         Nasdaq Capital Market, but that a public market for your ordinary shares may not develop or be sustained after the offering. Please amend your disclosure to clarify whether the completion of your offering is conditioned upon listing approval by Nasdaq, including a brief discussion of your plans if you do not receive listing approval. Use of Proceeds, page 25

3. We note your statement that you "may use the proceeds of this Offering differently than as described in this prospectus" and that "management will have considerable discretion in the application of the net proceeds." You may reserve the right to change the use of proceeds provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to the use in that event are indicated. Refer to Instruction
         7 to Item 504 of Regulation S-K. Please revise your disclosure accordingly.
Key Factors That Affect Operating Results
"Our success depends on our ability to acquire clients effectively", page 30

4. Please clearly define "clients" as used in this section. In this regard, we not your disclosure that your ability to increase your revenue largely depends on your ability to attract and engage potential clients. However, on page 2 of your filing, you disclose that you have focused on growing your online knowledge sharing community by providing services for Users to enjoy at low or no charge, while you disclose on page 33 that your revenues increased for the year ended December 31, 2018 compared to the year ended
         December 31, 2017 due to an increase in the fees generated from, among other things,
         Member services. Please clarify the difference between Users and Members, and whether
         "clients" includes one or both of these groups.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 30

5. Please disclose information that allows investors to evaluate the nature of the assets held by, and the operations of, entities apart from SDH, the consolidated VIE and its
FirstName LastNameHaiping Hudetail to convey the assets and operations that are not subject to subsidiaries, in sufficient
Comapany NameGlobal Internet of People,of the risks and uncertainties that my result in involvement with SDH. Disclosure Inc.
July 26, 2019 Page 2 of SDH should accompany this information.
       deconsolidation
FirstName LastName
 Haiping Hu
FirstName LastNameHaiping Hu
Global Internet of People, Inc.
Comapany NameGlobal Internet of People, Inc.
July 26, 2019
July 26, 2019 Page 3
Page 3
FirstName LastName
Results of Operations
Revenue
Revenues from Member services, page 33

6. Please clarify whether the increase in revenues from Member services was due to a general increase in new Members attributable to the addition of the Diamond membership services, an increase in fees for services from existing Members using Diamond services rather than Platinum or Protege services, or both. See Item 303(a)(3)(iii) of Regulation S-
         K.
Revenues from Consulting Services, page 34

7. Please clarify whether the increase in consulting services provided by your subsidiaries in
         2018 are attributable to an increase in new clients, an increase in services provided to existing clients, an increase in costs of services, or another explanation.
Revenues from Online services, page 34

8. We note your disclosure on page 51 that, for fiscal years 2017 and 2018, your revenues generated from online services were much smaller compared to revenues generated from
         Member services and enterprise services, primarily due to the fact that you have focused on growing your online knowledge sharing community by providing services for Users to enjoy at low or no charge. Please disclose whether you expect this trend to continue in future periods.
Liquidity and Capital Resources, page 37

9. Please describe how cash is transferred to SDH and earnings and cash are transferred from
         SDH to offshore companies, and describe any restrictions that impact the ability of transfer cash within the corporate structure. In addition, please discuss the nature of restrictions, if any, on the net assets of your subsidiaries, amount of those net assets, and the potential impact on your liquidity. Finally, please disclose the amount of cash and short-term investments disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction.
10. We note your disclosure that your working capital will be sufficient to meet your operations requirements for the next 12 months, partially due to "continuous capital contribution from shareholders if necessary." Please disclose whether any shareholders have committed to contribute in the future, and describe the terms of the agreements to contribute, if any.
Industry
Market Drivers, page 48

11. Please supplementally provide us with support for the following statements, or
 Haiping Hu
FirstName LastNameHaiping Hu
Global Internet of People, Inc.
Comapany NameGlobal Internet of People, Inc.
July 26, 2019
July 26, 2019 Page 4
Page 4
FirstName LastName
         characterize them as management's opinions or beliefs:

             "Undoubtedly, the [rising household income] trend will improve people's living standards and also guarantees a growing consumption demand and people's demand for information and knowledge that would continue [to] bring[] improvement to their current living standards;"

             "Undoubtedly, with the aid of big data, knowledge sharing platforms are able to obtain various valuable user insights and accurately feed useful information to different users.
             This in turn generates various business opportunities for the knowledge sharing platforms;" and

             "In order to retain current customers and attain more customers, it is inevitable for knowledge sharing platforms to meet their constantly changing preferences."
Business
Overview, page 50

12. We note your disclosure that the number of Users on your APP has increased from approximately 800,000 in May 2017 to approximately 4.98 million in May 2019, and your
         Members have increased from 139 in May 2016 to 1,215 in May 2019. Please clarify how you measure Users and Members, including whether each is a unique User or Member, or could be a User or Member who uses multiple services on your APP or elsewhere. Please also disclose whether Users can also be Members.
Online Streaming of Video & Audio Courses and Program, page 60

13. Please briefly describe how you obtain third party content for video and audio courses.
         For example, describe any standard contracts or agreements you enter into with these providers, and disclose whether any third party is responsible for a material amount of your content.
14. Please define "number of streaming," as used in the chart on page 60. For example, please clarify whether it includes streaming by unique users, multiple streaming instances by the same users, or both.
Our New Business Initiatives, page 61

15. We note your disclosure that, on January 25, 2019, you entered into a five-year strategic cooperation agreement with the City Government of Ruzhou, and your disclosure that, on
         March 29, 2019, you entered into a strategic cooperation agreement with the Berkeley
         University of California. Please file these agreements as exhibits to your registration statement, or tell us why you do not believe you are required to do so. See Item
         601(b)(10) of Regulation S-K.
 Haiping Hu
Global Internet of People, Inc.
July 26, 2019
Page 5
Competition, page 63

16. Please disclose the measure by which you determined that you have recruited the "most successful" entrepreneurs and executives.
Sales to related parties, page 83

17. We note your disclosure that you provide tailored services to Zhifang Marketing, a non-
         controlling shareholder of GMB Consulting. Please briefly describe the terms of any agreement for these services.
Underwriting, page 102

18. We note your disclosure on page 19 that "[t]he initial public offering price for [y]our
         Ordinary Shares will be determined by negotiations between [you] and the Underwriter."
         Please describe the various factors to be considered in determining such offering price.
         Refer to Item 505 of Regulation S-K.
Note 1 - Organization and Business Description, page F-7

19. Please disclose the nature of restrictions on the assets of SDH and the related carrying amounts. Please refer to ASC 810-10-50-2AAb.
The VIE contractual arrangements, page F-9

20. Please describe how the contractual arrangements grant WFOE the power to direct activities that most significantly impact economic returns of the VIEs and provide economic returns. The disclosure should be similar to the disclosures on page 52 -53 of the prospectus
Note 2. Summary of Significant Accounting Policies
Revenue recognition, page F-14

21. Please clarify whether Member services and Enterprise services revenue is recognized over time or at a point in time. Please also clarify the methods you use to measure progress, if applicable, and why the methods reflect a faithful depiction of the transfer of the services. Refer to ASC 606-10-50-18 and 19.
Recently issued accounting pronouncements, page F-19

22. We note your intention to adopt ASU 2016-02 and ASU 2018-13 for fiscal 2019. Please
FirstName us your consideration of disclosing of the potential impact that the recently issued tell LastNameHaiping Hu
Comapany NameGlobal Internethave on your financial position and results of operations. Please accounting standard will of People, Inc.
July 26, 2019 Page 5250-10-S99-5 (SAB Topic 11:M).
       refer to ASC
FirstName LastName
 Haiping Hu
FirstName LastNameHaiping Hu
Global Internet of People, Inc.
Comapany NameGlobal Internet of People, Inc.
July 26, 2019
July 26, 2019 Page 6
Page 6
FirstName LastName
Note 4. Short-Term Investments, page F-21

23. Please tell us your consideration of disclosing the items in ASC 320-10-50-5a. through c.
Note 12. Shareholders' Equity, page F-28

24. We note your disclosure on page 26 that each of your subsidiary and consolidated affiliates in China is required to set aside at least 10% of its after-tax profits each year to fund a statutory reserve until such reserve reaches 50% of its registered capital. Please disclose the amount of the statutory reserve and whether the maximum reserve amount has been reached.
Non-controlling interest, page F-28

25. Please tell us your consideration of disclosing the effects of any changes in a parent's ownership interest in subsidiaries on the equity attributable to the parent. Refer to ASC
         810-10-50-1A(d) and ASC 810-10-55-4m for guidance.
Note 15. Subsequent Events, page F-29

26. Please disclose the date through which subsequent events have been evaluated. Refer to
         ASC 855-10-50-1a.
General

27. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or William
Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley,
Staff Attorney, at (202) 551-2545 or Jacqueline Kaufman, Staff Attorney, at
(202) 551-3797 with
any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Consumer Products
cc:      Ying Li